Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation

Putnam Bank	Connecticut (direct)

Windham North Properties, LLC	Connecticut (indirect)

PSB Realty, LLC	Connecticut (indirect)

Putnam Bank Mortgage Servicing Company	Connecticut (indirect)